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                        TREASURE MOUNTAIN HOLDINGS, INC.
                               13-01 POLLITT DRIVE
                           FAIR LAWN, NEW JERSEY 07410



January 3, 2005


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:     Form SB-2 filed by Treasure Mountain Holdings, Inc. and Vyteris
Holdings, Inc. (Registration No. 333-120411) on November 12, 2004; Pre-Effective Amendment No. 2 to Form SB-2

Dear Ladies and Gentlemen:

Treasure Mountain Holdings, Inc. (the "Registrant", "Treasure Mountain" or the "Company") and Vyteris Holdings, Inc. ("Holdings") jointly filed a Registration Statement on Form SB-2 (Registration No. 333-120411) with the Commission on November 12, 2004 (the "Registration Statement"). On November 30, 2004, the Company and Holdings filed Pre-Effective Amendment No. 1 to the Registration Statement to reflect the filing of additional exhibits.

After receiving the Staff's comment letter, the Company has determined to abandon for the time being its plans to effect a reincorporation merger with Holdings. In lieu of the reincorporation merger, the Company intends to seek approval from its stockholders of amendments to its certificate of incorporation that will authorize the issuance of additional shares of capital stock. The Company will amend its preliminary proxy statement to reflect this change in plans. Since the Company will not pursue the reincorporation merger at the present time, Holdings has been removed as a filer of the Registration Statement.

Enclosed for filing on behalf of the Registrant is its Pre-Effective Amendment No. 2 to the Registration Statement (the "Amendment").

Set forth in bold below are the comments of the Staff with respect to the Registration Statement, as reflected in the Staff's letter dated December 17, 2004. The Registrant's response is set forth below each comment. We will send to the Staff, by overnight courier, courtesy copies of this letter and the Amendment, marked to cross-reference this letter and the Amendment.

General

1. We note that no proxy or information statement was filed for the merger with Vyteris, Inc., and the Treasure Mountain Schedule 14F-1 indicates that "[s]tockholders of Treasure Mountain will not vote upon the Merger." Please

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        supplementally explain whether there was a vote by the stockholders of
        Treasure Mountain Holdings as to the merger. If not, please explain why supplementally. In this regard, if no vote was required under state law for the merger, it would appear that a vote may have been required for the increase in securities necessary to effect the merger. See Note A to
        Schedule 14A. Please explain.

        Company Response: Treasure Mountain is a Nevada corporation. The Treasure Mountain/Vyteris merger was structured as a triangular merger in which a wholly-owned subsidiary of Treasure Mountain ("Vyteris Mergerco") was merged with and into Vyteris. Both Vyteris Mergerco and Vyteris were incorporated in Delaware. The stockholders of both Vyteris and Vyteris Mergerco approved the merger. Treasure Mountain represented to Vyteris in the merger agreement (a copy of which has been filed with the initial filing of the Registration Statement) that no approval other than the approval of Treasure Mountain's Board was necessary in order for the Treasure Mountain/Vyteris merger to be consummated. We understand that the approval of Treasure Mountain's stockholders was not required under Nevada law or Treasure Mountain's articles of incorporation for the merger of Vyteris Mergerco with and into Vyteris, as the Company was not a constituent party to the merger.

        A total of 45,062,883 shares of the Company's Common Stock were immediately issuable to Vyteris shareholders pursuant to the Vyteris/Treasure Mountain merger. Such shares represent all but 25,000 of the authorized but unissued and unreserved shares of Common Stock that the stockholders of the Company have previously authorized the Board of Directors of the Company to issue. Nevada law does not require further stockholder approval in order to issue previously authorized shares in a triangular merger. We believe that this distinguishes our situation from other triangular mergers in which Nasdaq procedures, New York Stock Exchange procedures or certain state laws compel stockholder approval when more than a specified percentage of the outstanding shares are issued.

        Of course, the Company recognizes that further stockholder approval is required in order to authorize the issuance of the additional shares that remain issuable pursuant to the merger. Stockholder approval will be sought pursuant to a proxy statement after all appropriate filings have been made with the Securities and Exchange Commission.

        We note that at the time of the merger, approximately 82% of the Company's Common Stock was owned by Scimitar Holdings, LLC ("Scimitar"), an affiliate of the controlling stockholder of Vyteris. Prior to the consummation of the merger and to induce Vyteris to enter into the merger agreement, Scimitar agreed to vote all of its shares of the Company's Common Stock in favor of the reincorporation in Delaware (which has been abandoned for the time being) or in favor of amendments to the Company's certificate of incorporation which will authorize the issuance of all shares of capital stock issuable pursuant to the Vyteris/Treasure Mountain merger.

2. Please supplementally provide the basis for the issuance of 45 million shares of common stock of Treasure Mountain Holdings, Inc. to Vyteris control persons to

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        partially effect the merger with Vyteris and the basis for those shares being able to vote on the reincorporation merger.

        Company Response: Pursuant to the terms of the merger agreement, all but 25,000 of the Company's authorized but unissued and unreserved shares have been issued pro rata to all of Vyteris' stockholders, and not just to persons who constitute Vyteris control persons. While the Company has decided to abandon its plans to effect the reincorporation merger, the Company recognizes that the Staff would ask for the basis for the shares issued to the Vyteris stockholders being voted with respect to the proposed amendments to the Company's certificate of incorporation. We are not aware of precedents that would preclude such stockholders from voting on the proposed amendments. However, even if such stockholders were precluded from voting on the proposed amendments, the stockholder owning more than 80% of the Company common stock outstanding prior to the effective date of the merger has agreed to vote in favor of such amendments.

3. Please supplementally describe how the reincorporation merger of Treasure Mountain Holdings into Vyteris Holdings will comply with the Securities Act of 1933. We note that Rule 145 of the Securities Act excludes from the definition of offer, offer to sell or sale, a merger in which the sole purpose of the transaction is to change an issuer's domicile. We further note that it appears that the reincorporation merger is for the purpose of reincorporation into Delaware and increasing the number of shares in order to effect the combination with Vyteris, Inc.

        Company Response: The Company had been of the view that since a registration statement would not be necessary in order for the Company to (i) amend its certificate of incorporation to increase its authorized shares and effect a reverse stock split or (ii) reincorporate in Delaware, it would not be necessary to file a registration statement if these two steps were combined. The Company understands that the Staff is of a different view. In order to resolve this matter, the Company has decided to abandon its plans to reincorporate in Delaware at the present time. Instead, the Company will amend its proxy statement to seek stockholder approval for (i) amendments to its certificate of incorporation that will increase its authorized shares, (ii) a reverse stock split and (iii) the adoption of a stock option plan.

4. We note the disclosure in the prospectus summary that "[t]he reincorporation merger was effected on , 2004" and the disclosure on page 97 of the prospectus which states that "[O]n , 2004, the stockholders of Treasure Mountain Holdings approved the reincorporation merger and on , 2004, the reincorporation merger was consummated." Please explain why the company is seeking to register the resale of the Treasure Mountain common stock if the reincorporation merger will be consummated before the selling security holder offering begins. Please note that this comment assumes the reincorporation merger does not require registration under the 1933 Act, which may not be the case.

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        Company Response: The Company understands that this issue is now moot in light of the Company's determination to abandon its plan to reincorporate in Delaware for the time being.

5. Please provide a timeline of the events that include the consummation of the merger between Vyteris, Inc. and the subsidiary of Treasure Mountain Holdings and the consummation of the merger between Treasure Mountain Holdings and Vyteris Holdings.

        Company Response: As noted above, the Company has abandoned its plans for the reincorporation merger. The Company would expect to proceed with its plans to seek stockholder approval of proposed amendments to the certificate of incorporation promptly after the Company files a revised preliminary proxy statement and responded to all comments that the Staff may have on that filing. The Company would not expect the resale of securities under the Registration Statement to commence until after the Company's stockholders meet to consider the proposed amendments.

Prospectus Cover Page

6. We note that there is currently no active trading market for your common stock. Given this, please revise your cover page and plan of distribution to provide that selling security holders will sell the common stock and warrants at fixed prices, which are quantified in your prospectus, until there is an active trading market for the securities and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933.

        Company Response: Item 16 of Schedule A requires the prospectus to disclose "the price at which it is proposed that the security shall be offered to the public or the method by which such price is computed." Since the Company has no basis to impose any price on the selling stockholders, the Company respectfully requests that the Staff consider a statement to the effect that the shares will be sold at prices negotiated between willing purchasers and willing sellers until such time as an active market develops.

        Please note that it is not intended that the selling stockholders will sell warrants, as distinguished from the shares of common stock underlying the Company's warrants.

Table of Contents
Explanatory Note

7. We note that the information in the explanatory note is in all capital letters. All capital letters impede the readability of the disclosure. Please revise. Further, please revise other statements in all capital letters, like your risk factor subheadings and the introduction to "Selected Financial Data."

        Company Response: The Registration Statement has been revised as requested and no longer contains statements in all capital letters.

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Prospectus Summary
Our Business

8. Please revise the Summary section, Management Discussion and Analysis section and the Description of Business section to comply with the requirements of Rule 421 of Regulation C. Please use definite concrete everyday words. In the Summary and Description of Business, you employ many technical terms and jargon that may be confusing and difficult for an average reader to understand. For example, you include terms and phrases such as "intelligent ... transdermal drug delivery," "small molecule," "peptide," "protein therapeutics," "electrotransport," "iontophoresis," etc. Please do not include technical terms or jargon in the forepart of your prospectus, including your summary. Please remove unnecessary technical terms or jargon from the body of the prospectus. Where technical terms or jargon have to be used later in the filing, please explain them in ordinary, everyday language when first used.

        Company Response: We have eliminated technical terms and jargon from the prospectus summary. To the extent that technical terms are used in the prospectus in pages after the prospectus summary and risk factors, we have inserted explanations which we believe will enable the average reader to understand such terms.

9. We note that the company has had no revenues from the sale of its products and has incurred significant losses. Please provide a more balanced presentation at the beginning of the summary that includes this information.

        Company Response: We have inserted a paragraph, in the "Our Business" portion of the prospectus summary, which indicates that Vyteris has been a development stage company since inception, has had no product revenues and has recognized significant losses from November 2000 through September 30, 2004.

10. We note the statement that "[w]e believe the control and convenience enabled by our technology has the potential to: improve therapeutic outcomes; reduce side effects; increase patient compliance; and improve overall cost-effectiveness of drug therapies." Supplementally, please provide us with reasonable support and summarize the support later in the prospectus. If a reasonable basis cannot be provided, the statement should be removed.

        Company Response: We have deleted this statement.

11. We note the paragraph that begins with the assertion "[w]e have identified over 90 other FDA-approved drugs to which our drug delivery technology might be applied." We further not the statement that "our technology may offer significant therapeutic economic or lifestyle advantages over existing drug delivery methods." Supplementally, please provide us with reasonable support and summarize the support later in the prospectus. If a reasonable basis cannot be provided, the statement should be removed.

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        Company Response: We have eliminated the first assertion. The second statement was expressed not as a statement of what our technology offers, but rather as a goal. We stated that: "We are focusing our development efforts on a number of drugs within this group that target large potential markets and for which our technology may offer significant therapeutic, economic or lifestyle advantages over existing drug delivery methods." Nevertheless, in order to be responsive, we have eliminated the words "therapeutic, economic or lifestyle", so that the statement now reads: "We are focusing our development efforts on a number of drugs within this group that target large potential markets and for which our technology may offer significant advantages over existing drug delivery methods." We assume that no specific support would be requested in order to make this statement.

Risk Factors

12. Please substantially revise most of your risk factor subheadings to state the material risk to potential investors. In this regard, your headings should disclose the consequences to the investor or to the company, should the risk materialize. For example, most of your subheadings merely state facts or describe uncertainties and do not adequately reflect the risks that follow. Please revise your subheadings to state succinctly the risks. In addition, please revise the risk factor narratives to state succinctly the risks and only that those risks disclosed in the subheadings.

        Company Response: We have re-written substantially all of the risk factor subheadings in the manner suggested by the Staff. We believe that the narratives, as revised, correlate to the risks identified in the headings.

13. We note the statement in risk factor two, that "[I]f we are unable to raise sufficient capital to timely repay our obligations under the working capital facility, the lender - each of whom are affiliated with our principal stockholder - will be entitled to enforce their lien and take title to substantially all of our assets." It would appear that this disclosure should be presented as a separate risk factor. In addition, the company could include the disclosure in note 4 to the financial statements regarding the company's default on previous promissory notes.

        Company Response: We have relocated the above-quoted statement to a separate risk factor and have noted in that risk factor that Vyteris previously defaulted on certain indebtedness. We did not cross-refer to
        Note 4 of the financial statements, because we believe that the SEC's Staff prefers to avoid cross references in the risk factors.

14. In risk factor five, we note the statement that "[w]e may not be successful in obtaining regulatory approval for additional products or in engaging strategic partners to finance and manage the sales and marketing of such other products." This disclosure appears to be a separate risk factor or risk factors from that of risk factor five in which the company has not generated any revenue from sales of its products. It would be more appropriate to revise risk factor five to discuss the problems of the past and the possibility of failure in the immediate future of selling

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        LidoSite and the impact that failure would have on the company and its investors. Further, please add a separate risk factor to address the other products.

        Company Response: We have revised the fifth risk factor to explain the reasons why we have not yet generated revenues from the sale of Vyteris' first product. We have also added another risk factor to discuss the revenue risks associated with future products.

15. We note that the narrative in risk factor 13 is long and contains information that could be discussed in other parts of the prospectus, such as the business section. Please revise risk factor 13 accordingly and revise other risk factors where the narratives are long and where the information could be discussed in more appropriate parts of the prospectus.

        Company Response: We have relocated portions of our intellectual property risk factor to the business section of the prospectus and have divided a portion of the remaining disclosure into a separate risk factor regarding the risks of intellectual property litigation. We have also reduced the length of our competition risk factor.

16. We note the last risk factor regarding forward looking statements. Please remove this information from the Risk Factors section and disclose the information in a separate section of the prospectus, immediately following the Risk Factors section.

        Company Response: We have relocated this disclosure in the manner proposed by the SEC Staff. It now appears under the caption "Cautionary Note Regarding Forward-Looking Statements".

Management's Discussion and Analysis of the Financial Condition and Results of Operations of Vyteris, Inc.
Overview of Vyteris

17. We note the reference in this section to the term "from inception." At the beginning of the section please provide the date of inception.

        Company Response: The date of inception has been furnished in the lead-in at the beginning of this section.

18. We believe your MD&A section could benefit from an expanded "Overview" section that offers investors an introductory understanding of Vyteris and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company; a discussion of how the company earns or expects to earn revenues and income; the identity of the company's primary business lines, location(s) of operations and principal services; and insight into material opportunities, challenges, risks, and material trends and uncertainties. To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. For a more detailed discussion of what is expected in both this subheading and the MD&A section in

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        general, please refer to: http://www.sec.gov/rules/interp/33-8350.htm.
        See also, Item 303 of Regulation S-B.

        Company Response: We have sought to draft the "Overview" section in response to the Staff's interpretive guidance. In Amendment No. 2, we have expanded this section in order to respond to the Staff's comment.

19. Please revise your overview to discuss the merger between Vyteris and the subsidiary of Treasure Mountain, the date the merger was consummated, the nature of consideration exchanged, the method of accounting for the merger and that the results of operations and financial position presented here are those of Vyteris, Inc.

        Company Response: We have added this discussion at the outset of the MD&A.

20. Please summarize and analyze the fees to be paid to B. Braun pursuant to the marketing agreement between the company and B. Braun.

        Company Response: We have added a paragraph to the overview section describing our relationships with B. Braun and Becton Dickinson. We have sought to keep the discussion of our relationship with B. Braun general, so as not to prejudice our ability to negotiate licensing and marketing agreements with other pharmaceutical companies in the future.

21. Please summarize and analyze the company's royalty obligations to Becton Dickinson.

        Company Response: Please see the response to Comment 20.

22. Please clarify the statement "and $239,000 through the sale of our New Jersey net operating losses."

        Company Response: We have revised this reference to read "$239,000 of cash realized through the sale of approximately $3 million of our New Jersey net operating losses under a program sponsored by the State of New Jersey", thereby clarifying that the sale of such losses was effected through a program sanctioned by the State of New Jersey.

Inception through June 30, 2004
Revenues

23. Expand the Revenues paragraph to discuss the reasons for the year-to-year changes in revenue for the annual and subsequent interim periods. Provide a brief description of how you recognize revenue.

        Company Response: We have expanded the revenue paragraph for the period from inception through September 30, 2004 and have added a description of our revenue recognition policy.

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24.     Please disclose the principal terms, such as fees, of the agreement between the company and a pharmaceutical company, in this or another appropriate location in the prospectus.

        Company Response: We have described the principal terms of our agreement with Ferring in our discussion of revenues for the period from inception through September 30, 2004.

Years Ended December 31, 2002 and 2003

25.     Please compare the revenue received during 2002 and 2003.

        Company Response: We have inserted this comparison, which relates to income from feasibility studies.

Six Month Period Ended June 30, 2003 and 2004

26. Please compare the revenue received in the six month period of 2003 and 2004.

        Company Response: We have inserted this comparison, which also relates to income from feasibility studies. The periods covered are now the nine month interim periods.

27. Please describe in greater detail the statement "[t]he increase in 2004 reflects the efforts undertaken by us in devising and executing our strategy to raise additional capital to support our development."

        Company Response: We have eliminated the questioned language. We refer now to merger-related expenses.

Liquidity and Capital Resources

28. Management's Discussion and Analysis should discuss the judgments and uncertainties that affect the application of your critical accounting policies amid the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Repeating the accounting policies footnote, in full or in part, is not consistent with the staff's guidance concerning the disclosure of critical accounting estimates. Please revise.

        Company Response: We have revised the disclosure to reflect the judgments and uncertainties that impact the application of our critical accounting policies.

29. We would consider quick capital to be a non-GAAP financial measure in that it excludes amounts that are included in the most directly comparable measure, i.e., working capital, calculated and presented in accordance with GAAP. It is not clear to the staff from your disclosures why quick capital would be useful to management or meaningful to investors as a measure of liquidity considering it excludes your most significant liabilities. Explain why you believe quick capital is not a non-GAAP measure, why you excluded your most significant liabilities from the

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        calculation of a liquidity measure, and explain the specific reasons why you believe this measure provides useful information to investors regarding your liquidity and financial condition. Refer to Item 10(h) of Regulation S-B. Explain also what arrangements or side agreements, if any, were entered into with Spencer Trask concerning the defaulted notes prior to the actual conversion of the notes in September 2004. We may have further comment upon review of your response.

        Company Response: We have eliminated the reference to quick capital. We did not have any arrangements or side agreements with Spencer Trask relating to the defaulted notes. As affiliates of Spencer Trask were both Vyteris' placement agent and Vyteris' principal stockholder, as well as the principal stockholder of Treasure Mountain, Spencer Trask was well aware of our financial situation.

30. Please explain in greater detail the company's use of $34.9 million in cash in operating activities.

        Company Response: We have added some detail regarding the use of cash for operating activities. As we have noted, most of our cash used in operations has been used to develop our first product, LidoSite.

31. Please revise your disclosure to comply with the Commission's recent MD&A guidance. See Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350, Section IV.A. (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. In this regard, please provide considerably more detailed information on your cash requirements and anticipated sources of funding.

        Company Response: We have added information regarding our cash requirements. Our sources of funding to date have been through capital loaned or contributed by Spencer Trask and its affiliates and though private placements of convertible debt and equity described in the prospectus. As noted in the prospectus, we also have a working capital facility committed to us by Spencer Trask affiliates.

Our Business
Overview

32. We note the disclosure regarding the initial development of two other products. Please include the reasonable basis that your drug delivery technology may significantly improve the effectiveness of those already marketed drugs.

        Company Response: We have deleted this statement in the Prospectus Summary and in the "Our Business" section.

33. We note the disclosure regarding the agreement entered into by the company with a leading pharmaceutical company in women's health. Please disclose the name of the company and in the appropriate subsection please describe the principal terms of the agreement. Please file the agreement as an exhibit.

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        Company Response: We have named Ferring Pharmaceuticals as our partner in women's health. We have added a description of our arrangement with Ferring elsewhere in the "Our Business" section of the prospectus, under the caption "Additional Product Pipeline - Female Infertility".

        Kindly note that the agreement with Ferring was filed as an exhibit as part of Amendment No. 1 to our Registration Statement. It is also the subject of a confidentiality request submitted to the SEC.

Technology
Overview of Electrotransport

34. We note the statement that "we believe that their applications are limited to a small number of drug compounds." Please include the reasonable basis for your belief.

        Company Response: This statement has been deleted.

Products

35. We note the disclosure that the company has signed a worldwide marketing and license agreement with B. Braun for the LidoSite product. Please describe the principal terms of the agreement and file the agreement as an exhibit.

        Company Response: We have added a description of our agreement with B. Braun in the "Our Business" section of the prospectus, under the caption "Products - First Commercial Product: LidoSite". Kindly note that the agreement was filed as an exhibit as part of Amendment No. 1 to our Registration Statement. It is also the subject of a confidentiality request submitted to the SEC.

36. Please describe in detail the immediate distribution methods of the initial products. See Item 101(b)(2) of Regulation S-B. Please include how the product(s) will be distributed from manufacturer to customers. Will the products require storage? Will the company or B. Braun be responsible for distribution? Please explain.

        Company Response: We have added a description of the distribution arrangements as part of the discussion of the B. Braun agreement.

37. Please provide the names of principal suppliers as required by Item 101(b)(5) of Regulation S-B.

        Company Response: We have added the names of our principal suppliers.

Additional Product Pipeline

38. For each proposed product, please disclose the remaining steps before marketing approval, including the anticipated time frame for those steps.

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        Company Response: We have responded to this inquiry for each of the following product areas: female infertility, migraine and Parkinson's Disease.

Parkinson's Disease

39. We note the statement that "[w]e believe that active transdermal administration of this drug would provide a safe vehicle for delivery at level beyond those that can be safely obtained by oral administration." Please provide the reasonable basis for the belief.

        Company Response: This statement has been deleted.

Other Therapeutic Areas
Concentrate on Therapeutic Areas with Large Markets.

40. Please further describe the terms "market potential" and "market segments."

        Company Response: We believe that the Staff is referring to our use of these phrases in the "Our Business" section of the prospectus under the caption "Our Strategy - Concentrate on therapeutic areas with large markets." We have provided an explanation of the term "Market potential" and have eliminated the reference to "market segments" in the applicable paragraph.

        Competition
        Advanced Drug Delivery Technologies

41. Please describe how the company expects to compete against Alza Corporation and its E-TRANS(R) system.

        Company Response: We have provided this information. We have indicated that we believe that our product can be manufactured at a lower cost and that the Alza system is focused on different indications (major surgery) than the Vyteris system.

Intellectual Property

42. Please provide a brief description of the nature of each patent and for each patent include the patent number, expiration date or other status information.

        Company Response: We have inserted a lengthy table that is responsive to this request.

Other

43. If applicable, please discuss costs and effects of compliance with environmental laws (federal, state and local) as required by Item 101(b)(10) of Regulation S-B. Please revise or explain supplementally.

        Company Response: We have inserted a general description of environmental and related matters.

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Employees

44.     Please disclose whether the employees are part-time or full-time. See
        Item 101(b)(12) of Regulation S-B.

        Company Response: We have inserted the applicable information; two of our employees presently are part-time employees.

Management
Board of Directors

45. Please give the person's term of office as a director. Please see Item 401(a)(3) of Regulation S-B.

        Company Response: We have revised the prospectus to indicate that the terms on the Treasure Mountain Board of the persons named in the applicable table commenced on September 29, 2004, the date on which the Treasure Mountain/Vyteris merger was consummated, and will expire at the 2005 annual meeting of stockholders.

Limitation of Liability and Indemnification Obligation

46. Please include the Commission position on indemnification for Securities Act liabilities. See Item 510 of Regulation S-B.

        Company Response: We have inserted the SEC's position on indemnification under the Securities Act under the caption "Management - Executive Officers - Executive Compensation - Limitation of Liability and Indemnification Obligations."

Executive Compensation
Stock Options

47. Please ensure that all amounts reported within the table provided (stock options held by named executives) agree to those shown throughout the registrations statement and related financial statements. For example, we note the number of options reported as exercisable and nonexercisable for Mr. McGuinness does not agree to the number of options reported in the Summary Compensation Table on page 69. Please revise as necessary.

        Company Response: The option and executive compensation tables have been checked and revised. We are updating all tables and intend to include in the next amendment compensation figures for the year ended December 31, 2004.

Certain Relationships and Related Transactions
Overview

48. Please explain how STSG incorporated Vyteris, Inc. in July 2000. Please include the name of the natural person(s) with voting or dispositive control over STSG. Also include the full name of STSG.

        Company Response: Vyteris was incorporated in July 2000 through the filing of a certificate of incorporation with the Secretary of State of the State of Delaware. The certificate of incorporation was filed in advance of the initial capital contributions to Vyteris, which did not occur until the time of the Acquisition described in the prospectus.

        The full name of STSG - Spencer Trask Specialty Group, LLC - is stated in the first paragraph of this Overview section. That paragraph also indicates that Kevin Kimberlin has voting and dispositive control over Spencer Trask Specialty Group, LLC.

49. Please include the name of the affiliate of STSG that acquired an 82% interest in Treasure Mountain Holdings.

        Company Response: We have identified that entity (Scimitar Holdings, LLC, a New York limited liability company).

Certain Relationships With STSG and it Related Parties

50. For each transaction, please include the name of the person and the person's relationship to the issuer as required by Item 404(a) of Regulation S-B. Where the related party is a company, please include the name of the natural person(s) with voting or dispositive control over the company.

        Company Response: We have described these transactions because of the interrelationship between Vyteris and STSG and its affiliates. Thus, there is not necessarily a different person to name for each transaction within this caption. We have made clear that Mr. Kimberlin has voting and dispositive power over STSG and its affiliated entities.

        We do not know who has voting or dispositive power over Becton Dickinson, a corporate conglomerate. We have inserted the name of the current chief executive officer, based on Becton Dickinson's public filings.

Bridge Financing

51. Please disclose whether the finder's fee has been paid and include the total amount of the fee.

        Company Response: No transaction giving rise to the finder's fee has occurred. The prospectus has been revised to make this clear.

Principal Stockholders

52. Please expand footnote (1) to disclose the basis for the disclaimers of beneficial ownership by Mr. Kimberlin.

        Company Response: We have requested this information from Mr. Kimberlin's counsel. We will provide additional disclosure in a subsequent amendment.

Selling Stockholders

53. For each selling stockholder that is listed as a company or entity, please provide the name(s) of the natural persons with voting or dispositive control over such company or entity.

        Company Response: We had initially been under the impression that this information was required solely for those selling stockholders that designated specific individuals as having voting or dispositive control. We understand now that the SEC Staff expects this information for every selling stockholder that is not a natural person. We are in the process of obtaining that information for inclusion in a subsequent pre-effective amendment to the registration statement.

Plan of Distribution

54. If a selling stockholder is a broker-dealer, tell us whether the selling stockholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, you must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed to be" an underwriter is unacceptable if the selling stockholder is a broker-dealer.

        Company Response: We are in the process of contacting the selling stockholders to determine which, if any, of the selling stockholders are broker-dealers. We have identified Spencer Trask Ventures as a broker-dealer. Based on the results of our inquiry, we will identify any other selling stockholders that are broker-dealers in Amendment No. 3 to the Registration Statement.

Financial Statements
Vyteris, Inc. Annual Financial Statements
Statement of operations page 110

55. We note your disclosure in the prospectus (page 99) that the Series B Convertible preferred stock has a stated annual 8% cumulative dividend. Please include the preferred dividend as an adjustment in the calculation of net loss available to common stockholders as required by SFAS 128. In accordance with SFAS 128, loss available to common stockholders shall be computed by adding both dividends declared in a period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) to net loss. Please revise as necessary.

        Company Response: Effective upon the cancellation of all outstanding shares of series A convertible stock, if ever, the holders of series B convertible stock were entitled to receive, ratably, an annual 8% cumulative cash dividend out of funds legally available therefor, payable quarterly. All of the outstanding shares of series A convertible stock were not cancelled until September 29, 2004. Therefore the series B convertible stock was not entitled to a substantive dividend for the period ended September 30, 2004. The aggregate dollar amount accrued for the period from September 29, 2004 to September 30, 2004 amounts to less than $2,000.

Notes to Financial Statements
Note 2.  Significant Accounting Policies
Contract Research Revenue, page 116

56. We note that your research, contracts are outside the scope of SOP 81-1 and that you recognize contract research revenue based on the percentage-of-completion method. The percentage-of-completion method of recognizing revenue should only apply to contracts within the scope of SOP 81-1. With a view towards providing revised accounting or disclosure, please explain supplementally how you measure performance and why you believe the use of the percentage-of-completion method is appropriate for your contracts. Please refer to SAB No. 104. Explain also how you account for the costs of contract research. We may have further comment upon review of your response.

        Company Response: We revised our disclosure regarding the accounting described for service transactions in accordance with SAB 104. The proportional-performance method is used for our research contracts because the provision of services crosses over accounting periods with more than one performance act and requires a specified number of dissimilar acts. Revenue is recognized based on the ratio of the direct costs incurred to the total estimated direct costs of the entire transaction

Other Significant Accounting Policies

57. Please disclose all of the company's significant accounting policies. For example, we would have expected to see a disclosure regarding the company's policy for accounting for the impairment or disposal of long-lived assets. Refer to SEAS 144. Also, please provide disclosure regarding the company's accounting for certain financial instruments with characteristics of both liabilities and equity. Refer to SFAS 150.

        Company Response: We revised the financial statements to include all of our significant accounting policies.

58. Please provide the required disclosure for those standards that have been issued but not yet adopted by you. Discuss the potential financial statement effect of adopting those new standards. Standards that you have already adopted should not be discussed here. Refer to SAB Topic 11.M.

        Company Response: We have added this disclosure.

59. Disclose in a note the terms of the acquisition of the transdermal systems unit from Becton Dickinson, the consideration exchanged and the value attributed to any noncash consideration, and provide the initial purchase allocation as well.

        Company Response: We have made this disclosure in Note 1 to Vyteris' audited year-end financial statements.

Note 3.  Property and Equipment, page 117

60. We noted that you have capitalized manufacturing and laboratory equipment and in-process equipment. We also noted here and from your risk factors (page 16) that equipment and machinery that you use (including in-process equipment) are custom built for Vyteris. Please tell us supplementally how your accounting treatment complies with GAAP. See specifically paragraph 11(a) of SFAS 2.

        Company Response: We account for our research and development activities in accordance with SFAS No. 2. Paragraph 11(a) of that Statement requires that the cost of manufacturing and laboratory equipment that has no alternative future uses (in other research and development projects or otherwise) and therefore no separate economic values be accounted for as research and development costs at the time the costs are incurred. We capitalize our manufacturing and laboratory equipment because it has alternative future uses as it will be used in our manufacturing process and in additional research and development projects.

Note 4.  Promissory Notes, page 118

61. We note your disclosure that the company determined that the warrants issued with the 2003 notes payable had zero fair market value. Please supplementally explain to us how you determined that the estimated fair market value was zero. Please include your calculations in determining your estimated fair values, and disclose the assumptions used, within your supplemental response.

        Company Response: The exercise price of the warrants was substantially greater than the fair value of a share of common stock at the date of issuance, $4.00 compared to $0.80. Our Black Scholes stock pricing models valued these warrants at zero.

Note 6.  Common Stock and Convertible Redeemable Preferred Stock, page 120

62. We note your disclosure that the Series A and B convertible redeemable preferred stock may be subject to involuntary conversion at the Board of Directors discretion.

        Please tell us supplementally, and clarify in your disclosure, under what circumstances the Board may invoke the involuntary conversion feature. Please cite the specific authoritative literature you used to support your accounting treatment as other than permanent equity.

        Company Response: In accordance with Regulation S-X, Article 5-02.28, we have classified our convertible redeemable preferred stock outside of equity because the shares could be converted to cash upon the occurrence of an event that is not wholly within the control of the issuer. Such events include the liquidation or sale of the company.

        Kindly note that we have deleted the reference in the footnote to the involuntary conversion discretionary acts.

Note 7.  Stock Compensation Plan, page 122

63. We noted that the options granted in 2003 had an exercise price of $0.80 per share. Of the options granted, 155,500 were issued at the stated exercise price and 106,875 were issued with a stated exercise price lower then the fair value. In light of the Company's disclosure that the 2002 options granted had an exercise price of $4.00 per share which approximated fair value, and the continued advancements of your LidoSite product with the FDA (page 56) the reasons for the decrease in fair value in 2003 are unclear. Please supplementally explain to us how you determined the fair value of your 2003 options.

        Company Response: The Vyteris Board of Directors set the following fair values of a share of common stock for the purpose of establishing the exercise price for the issuance of stock options: in 2001 a value of $0.60 per share, in 2002 a value of $4.00 per share and in 2003 a value of $0.80 per share.

        The 2002 valuation was based on the valuation set for an attempted private placement of equity. The placement agent set the price for this attempted private placement at $4.00 per share. Vyteris' Board of Directors used this $4.00 per share valuation as the fair value of a share of common stock in establishing the exercise price for the issuance of stock options. Vyteris failed to raise any capital at the $4.00 per share price.

        The valuation for 2003 was based on the 2001 valuation, the continued advancement of the LidoSite product with the FDA and the fact that Vyteris was financially distressed during all of 2003. The 2002 valuation was not a factor in arriving at the fair value of a share of common stock in 2003 as the 2002 valuation was deemed to have no validity as there was no interest shown by investors and no capital was raised at that value.

        In early 2004 Vyteris had an independent valuation of the company performed. That independent valuation valued a share of our common stock at December 31, 2003 at $0.92 per share. During 2003 options were granted at an exercise price of $0.80 per share on two separate dates:
        June 30 and December 31. Given the results of the independent valuation, we believe that the options granted on December 31 were issued at an exercise price lower than fair value and accordingly we recorded deferred compensation between the fair value determined by the independent valuation and the exercise price of the option grant.

Note 8. Commitments and Contingencies, page 124

64. Please revise to include a discussion of the liquidated damages that you will incur if the registration statement is not declared effective by February 25, 2005.

        Company Response: We have revised Note 8 to include the discussion suggested by the SEC's Staff.

Note 15.  Concentrations of Credit Risk

65. Please provide disclosure of all concentration risks of the company. For example, we note your disclosure in the Risk Factors (page 15) that "certain raw materials and components used in the manufacture of our product are available only from a single supplier." Please revise as necessary.

        Company Response: We have added a disclosure regarding our risk concentrations.

Vyteris, Inc. Interim Financial Statements
Notes to Interim Financial Statements
Note 3.  Convertible Secured Promissory Notes Payable, page 140

66. Please consider expanding your discussion of the warrants granted to Spencer Trask Ventures (to purchase 2,549,250 shares of common stock) to state that the warrants may be exercised on a cashless basis and that the warrants contain certain customary anti-dilution lights and price protection as noted in Treasure Mountain Holdings filing on Form 14A on page 19.

        Company Response: We have expanded the discussion in the manner suggested by the SEC Staff.

Note 6.  Recapitalization Transaction, page 142

67. We note that the Series C Redeemable Preferred Stock is convertible at various conversion rates on various dates. Please consider revising to disclose the amount of any potential contingent beneficial conversion features which may result in the company recording a deemed dividend to the preferred stockholders. Please refer to EITFs 98-5 and 00-27.

        Company Response: In accordance with paragraph 8 of EITF 00-27, we have utilized the most favorable conversion price that would be in effect at the conversion date to determine if there would be a beneficial conversion feature in connection with the Series C Redeemable Preferred Stock. The Series C did not have a beneficial conversion feature at the commitment date since even though the conversion has three different conversion prices depending upon how long the shares are held, the most favorable conversion price is $1.50 per share, which is still in excess of the fair value of a common share of $0.92. If there had been any intrinsic value at the commitment date, it would not be recognized until and unless the triggering event occurs.

Note 7.  Compensation Plan, page 144

68. We note your disclosure that the Company will re-measure the option value over the vesting period. Please revise to state that the Company will re-measure the option value (variable accounting) until the option is exercised, expired or forfeited. Please refer to SFAS 123.

        Company Response: We have made this revision.

69. Please provide disclosure regarding the Vyteris Holdings, Inc. 2004 stock option plan. Include in the disclosure the Repurchase Option disclosed within the option plan.

        Company Response: We have added the requested disclosures regarding Vyteris' stock option plan and repurchase option.

Note 13.  Subsequent Events
Sale of Units Conversion of December Notes and Merger With Treasure Mountain, page 147

70. Please consider revising to include all material terms of the Private Placement. For example, we note your disclosure in the Preliminary 14A Information Statement (page 20) filed by Treasure Mountain that Vyteris agreed to sell to each of the placement agents a warrant to purchase common stock equal to 20% of the (1) number of common shares issued in each unit and (2) number of common shares underlying the warrants included in the units.

        Company Response: The notes to our interim financial statements for the nine months ended September 30, 2004 describe the material terms of the private placement. Please note that we have added the disclosure regarding the placement agents' warrants (referenced by the SEC Staff from our 14A filing) in Note 1 to our unaudited interim financial statements

Other Regulatory Requirements

71. Please revise the interim financial statements for the nine-months ended September 30, 2004 to conform to any changes made to the registration statement, as necessary.

        Company Response: We have reviewed the other comments in the course of our revising our nine month financial presentation.

72. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current consent of the independent accountants in any amendment.

        Company Response: We are including nine month financial statements in Amendment No. 2. We are also providing a current consent of our independent auditors.

Part II
Recent Sales of Unregistered Securities

73. For each transaction, please disclose, as applicable, the total offering price and the facts relied upon to make the exemption available, such as whether the investors were financially sophisticated and had access to information regarding the company in offerings under Section 4(2).

        Company Response: We have inserted the applicable information.

74. Please include the names of the placement agents described in this section.

        Company Response: We have inserted the names of the placement agents.

Exchange Act Reports

75. As appropriate, please revise these reports to comply with the above comments on the Form SB-2.

        Company Response: We will revise our other filings to comport with the above comments, as appropriate.

Form 10-QSB for the nine months ended September 30, 2004

76. Please expand the disclosure in Note 1 to clarify the nature of the steps that TMHI is taking to increase the number of authorized shares so that the holders of the Rights Certificates can receive shares of common stock. Indicate when the action will be completed and disclose any contingencies associated with the issuance of the Rights Certificates, if any. Provide this disclosure in the amended Form SB-2 as well.

        Company Response: We will promptly revise our 10-QSB, as we have revised the amended SB-2, to indicate that we do not intend to pursue the recapitalization at the present time, but rather will submit to the stockholders proposals to amend the Treasure Mountain certificate of incorporation to (i) authorize a one for ten reverse stock split, (ii) increase the authorized shares of common stock, (iii) authorize Series B convertible preferred stock and (iv) authorize additional shares of preferred stock. The 10Q-SB will also indicate that we intend to ask stockholders to approve a stock option plan that will mirror the plan maintained by Vyteris, Inc. before the Treasure Mountain/Vyteris merger.

Schedule 14A Information

77. Please ensure that the information disclosed within the Schedule 14A information Statement agrees with the information disclosed within the Company's filing on Form SB-2. For example, we noted that the beneficial holders information (page 6) disclosed within the Schedule 14A does not agree with the beneficial holders information disclosed within the Company's filing on Form SB-2 (page 77 of Form SB-2).

        Company Response: We will make sure that the data in the two documents is consistent.

Item 14.  Mergers, Consolidations, Acquisitions and Similar Matters

78. The example set forth in Note A to Schedule 14A appears to apply to your situation. Please provide the information required by Schedule 14A, Items 11, 13 and. 14.

        Company Response: We will file a revised proxy statement shortly that responds to the SEC Staff's comments.


                                      * * *


If you have any questions regarding the foregoing or the Amendment, please call Peter Ehrenberg at 973-597-2500. Thank you.

Very truly yours,



TREASURE MOUNTAIN HOLDINGS, INC.



By:  /s/ Michael McGuinness
   --------------------------------------
    Michael McGuinness, Chief Financial Officer

cc:    Peter H. Ehrenberg, Esq.
       Mr. Vernon Moore (via Federal Express)
       Mr. Hugh West (via Federal Express)
       Mr. Thomas Kluck (via Federal Express)
       Mr. John Reynolds (via Federal Express)